FOIA Confidential Treatment Request

Under 17 C.F.R. §200.83

140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM /AFFILIATE OFFICES
July 2, 2020 VIA EDGAR AND OVERNIGHT DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Larry Spirgel
Matthew Crispino
Robert Littlepage
Claire DeLabar

Re:	Corsair Gaming, Inc.
Responses to Letter dated June 7, 2020
Amendment No. 5 to Draft Registration Statement on Form S-1
CIK No. 0001743759

Ladies and Gentlemen:

Corsair Gaming, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 6”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on June 15, 2018 as amended by Amendment No. 1 to the draft Registration Statement submitted on July 12, 2018, Amendment No. 2 to the draft Registration Statement submitted on August 10, 2018, Amendment No. 3 to the draft Registration Statement submitted on September 25, 2018, Amendment No. 4 to the draft Registration Statement submitted on November 30, 2018 and Amendment No. 5 to the draft Registration Statement submitted on May 13, 2020 (“Amendment No. 5”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 5 received on June 7, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated June 7, 2020 in bold type followed by the Company’s responses thereto.

FOIA Confidential Treatment Request

Under 17 C.F.R. §200.83

July 2, 2020

Amendment No. 4 to Draft Registration Statement

Industry and Market Data, page 2

1.

You state that you have not verified any third-party information nor has your data been verified by any independent source and, therefore, such information should not be relied upon in making an investment decision. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures.

Response: In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement.

Prospectus Summary

The Reorganization and Acquisition Transaction, page 10

2.

We note the acquisition of the company by Corsair Memory, Inc. on December 19, 2019 (Note 14 - Subsequent Events to your financial statements, page F-70). Update your organizational charts and accompanying narrative to reflect the impact of this acquisition and its purpose.

Response: The Company respectfully advises the Staff that the acquisition by Corsair Memory, Inc., a direct wholly-owned subsidiary of the Company, of SCUF Holdings, Inc. (“SCUF”) on December 19, 2019 (the “SCUF Acquisition”), is not relevant or related to the transactions addressed in the section of the Registration Statement under the heading “Prospectus Summary—The Reorganization and Acquisition Transaction” that summarizes the reorganization to be effected immediately prior to, and in connection with, the offering (the “Reorganization”). The SCUF Acquisition allowed the Company to enter the console gaming market with a leading brand of controllers and helped to build the Company’s direct-to-consumer channel, as discussed on pages 8, 18, 81-83, 106-07, 117-21, 126 and 134 of the Registration Statement. The SCUF Acquisition will not be altered, impacted or otherwise affected by the Reorganization and the two events/transactions are completely independent. Further, the organizational charts in the same section of the Registration Statement are intended only to illustrate the overall structure of the Company before and after the Reorganization. These charts are not intended to provide a comprehensive overview showing all of the Company’s subsidiaries. As a result, SCUF was not included. For these reasons, the Company does not believe it is appropriate to include the SCUF Acquisition in the organizational charts or the narrative that summarizes the Reorganization.

Risk Factors

“Sales to a limited number of customers...”, page 27

3.

You disclose here that sales to Amazon accounted for 22.4% and 25.2% of your net revenue in 2018 and 2019, respectively. Please file any agreement, such as a Master Agreement, with Amazon as an exhibit or provide your analysis as to why you are not required to do so under Item 601(b)(10)(ii)(B) of Regulation S-K.

FOIA Confidential Treatment Request

Under 17 C.F.R. §200.83

July 2, 2020

Response: The Company acknowledges the Staff’s view that sales to Amazon are an important source of revenue to the Company. However, there is not a single master agreement governing the business relationship between the Company and Amazon that would necessitate a filing under Item 601(b)(10)(ii)(B) of Regulation S-K.

Instead, sales to the twelve Amazon entities that are Company customers are governed by a broad number and combination of agreements and purchase orders that are subject to two different sets of Amazon’s generic and generally non-negotiable Terms and Conditions (the “Terms and Conditions”), depending on the channel into which such sales are made. In addition to the Terms and Conditions, the Company has a host of distinct agreements with various Amazon entities that govern product sales in different product categories. These contractual arrangements establish the general terms of doing business and contain default provisions relating to administrative and logistical procedures for order processing, shipping, delivery, title, inspection, along with customary representations and warranties, all of which are standard for Amazon’s vendors, in each particular product category.

Neither the Terms and Conditions nor any of the category-specific agreements contain economic terms, and they do not create purchase or fulfillment obligations. Rather, purchases of the Company’s products by one of Amazon’s twelve entities are made through individual, ordinary course purchase orders, which are governed by an agreement for the particular product segment and the applicable Terms and Conditions. In other words, actual sales resulting in revenue to the Company from Amazon are made through thousands of separate purchase orders, none of which are individually material to the Company or its result of operations. Based on the Company’s total revenue of $1,097.2 million for 2019, the largest purchase order from Amazon during that period represented less than 0.2% of its total revenue. As a result, the Company is not substantially dependent upon any individual purchase order.

In addition, while the loss of a key customer, such as Amazon, could materially impact the Company’s revenue, the Company does not believe that this level of materiality equates to “substantial dependence” upon Amazon or its underlying agreements. Indeed, the Company’s relationship with Amazon, including its ability to sell its products to Amazon, does not turn on the agreements, which can be terminated with limited notice, but instead on the quality of the Company’s products and the demand for them by end-users.

As a result of the foregoing, the Company believes that the Amazon agreements were made in the ordinary course of business and that the Company is not substantially dependent upon any agreement with Amazon. Therefore, the Company does not believe it is required to file any agreement or individual purchase orders between the Company and Amazon as a material contract under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company also represents to the Staff that it will continue to monitor the significance of contracts that it may enter into, including with Amazon and any of its affiliates, and file any such contracts when the Company determines that they are required to be filed under Item 601(b)(10) of Regulation S-K.

FOIA Confidential Treatment Request

Under 17 C.F.R. §200.83

July 2, 2020

“Our amended and restated certificate of incorporation...”, page 52

4.

You disclose here and on page 157 that your amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise your disclosure to clarify whether this provision applies to actions arising under the Exchange Act or Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state specifically that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise your disclosure to state clearly that the provision does not apply to such actions.

Response: In response to the Staff’s comment, the Company has revised page 54-55 of the Registration Statement.

Business

Overview, page 96

5.	You state that unique U.S. viewership for eSports is expected to exceed those of the National Basketball Association in 2019. Please update this disclosure.

Response: In response to the Staff’s comment, the Company has revised page 106 of the Registration Statement.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits, page II-5

6.	Please file your offer letter with Mr. Potter as an exhibit. Also, please confirm that you will file your Investor Rights Agreement and Registration Rights Agreement with EagleTree as exhibits.

Response: Mr. Potter’s offer letter has been filed with the Registration Statement. The Company further advises the Staff that the exhibit list in the Registration Statement has been updated to indicate that the Company’s Investors’ Rights Agreement and Registration Rights Agreement with EagleTree will be filed in a subsequent amendment to the Registration Statement.

FOIA Confidential Treatment Request

Under 17 C.F.R. §200.83

July 2, 2020

* * *

FOIA Confidential Treatment Request

Under 17 C.F.R. §200.83

July 2, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

Tad J. Freese, Esq. of LATHAM & WATKINS LLP

cc:	Andrew J. Paul, Corsair Gaming, Inc.

Michael G. Potter, Corsair Gaming, Inc.

Jack Sheridan, Esq., Latham & Watkins LLP

Page Mailliard, Esq., Latham & Watkins LLP

Phillip Stoup, Esq., Latham & Watkins LLP

Eric Jensen, Esq., Cooley LLP

Seth Gottlieb, Esq., Cooley LLP